Exhibit 99.1

PRESS RELEASE - Q2_FY 2021-22

EARNING CALLS DETAILS

October 29, 2021 | 8:30 AM ET

On the call: Mr. Raju Vegesna-Chairman, Mr. Kamal Nath-CEO & Mr. M P Vijay Kumar - CFO

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Sify reports Consolidated financial results for Second quarter of 2021-22

Revenues of INR 6986 Million. EBITDA of INR 1477 Million.

Highlights:

•	Revenue was INR 6986 Million, a growth of 18% over the same quarter last year.
•	EBITDA was INR 1477 Million, an increase of 24% over the same quarter last year.
•	Profit before tax for the quarter was INR 461 Million, an increase of 11% over the same quarter last year.
•	Profit after tax was INR 356 Million, an increase of 39% over the same quarter last year.
•	CAPEX during the quarter was INR 1497 Million.
•	Cash balance at end of quarter was INR 2820 Million.

(IN INR MILLION)	Q2 FY 2021-22	Q2 FY 2020-21	Q1 FY 2021-22
EQUITY	13853	11808	13503

BORROWINGS
Long term	6582	5960	5912
Short term	3809	3558	3462

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India has bounced back remarkably well from the pandemic, with businesses reporting near pre-pandemic results.

If anything, this pandemic helped to clearly establish what a proactive administration can achieve. Through the course of multiple lockdowns, the government set the pace by enabling critical IT infrastructure and following that up with aggressive adoption of automation for last mile delivery of welfare services. Similar initiatives have rapidly been adopted by small and medium enterprises, driving demand for services like data centers and networks. That, combined with geo-political changes, has made India increasingly attractive to MNC enterprises as the next destination for IT infrastructure. We expect these tailwinds to create new opportunities for Sify”.

Mr. Kamal Nath, CEO, said, “As declared earlier, the creation of the two subsidiaries; Sify Infinit Spaces Limited and Sify Digital Services Limited under the parent, Sify Technologies Limited, was to ensure that we can focus our strategy and investments in line with the evolving market conditions. Our financial results endorse this decision.

The decision was timed to the Enterprise world’s accelerating demand for Hyperscale Data Center demands, cloud-based digital transformation services and application modernization, all central to our current services bouquet. With the return in market sentiment, we are seeing aggression in customers’ decision making in all forms of digitalization. Our Cloud@core portfolio of services sits perfectly with this new demand and is increasingly reflected in our current customer engagements”.

Mr. M P Vijay Kumar, CFO, said, “We continue to stay focused on expanding our Data Center footprint, along with our network reach and delivery capabilities in our digital services. Operating performance continues to be stable. While the economic recovery is a healthy, positive sign, we will continue to be vigilant on cost efficiency, capital allocation and liquidity management.

Cash balance at the end of the quarter was INR 2820 Million”.

Business Summary:

The business summary this quarter is presented separately for Network Services, Data Center Services and Digital Services reflecting the separate subsidiaries that have been established to focus on each of these business lines.

•	Revenue from Network Centric services grew by 7% over the same quarter last year.
•	Revenue from Data Center Services grew by 47% over the same quarter last year.
•	Revenue from Digital Services (comprising Cloud and Managed Services, Applications and Technology Integration Services) grew by 17% over the same quarter last year.

The Revenue split between the businesses was Network Centric Services - 42%, Data Center Services - 27% and Digital Services - 31%.

Business Highlights:

•	As part of our Corporate Venture Capital initiative, we have cumulatively invested a little more than USD 3 Million across 4 startups in the United States.
•	During the quarter, Sify has also invested in procuring Renewable energy for our Data Center in Mumbai to the tune of INR 225 Million.
•	Cumulatively, Sify has delivered 74 MW of Data Center capacity as on Sep 30, 2021.
•	In the quarter, Sify completed the upgrade of its backbone network in the key cities of Hyderabad, Chennai, Bangalore, Mumbai and Delhi. This 4X upgrade to the current capacity can now deliver high-density services for its Enterprise customers.
•	In addition, Sify completed its Metro network deployment in Hyderabad, Pune, Jaipur, Ahmedabad, and Kolkata, adding to our metro networks in Mumbai, Chennai, Bangalore and Delhi. With this deployment, Sify can make available services to 100G on tap to available Enterprise customers.
•	Sify continues to expand its network coverage and has increased wireless base station density by 23% to deliver high bandwidths to Enterprise customers.
•	During the quarter, Sify signed a landing party agreement to land a new submarine cable at our Open Cable Landing Station in Versova, Mumbai.

Customer engagements:

•	Two of India’s largest private banks and a PSU bank contracted with Sify to migrate from their on-premise DC to Sify DC.
•	A State co-operative bank and a private ISP player migrated from another operator to Sify DC.
•	A premier banking institute and another private banking player contracted to have a private cloud commissioned at their Data Center.
•	A State Data Center contracted with Sify to expand capacity and deploy non-IT services.
•	A public sector bank contracted for multi-year Network Managed services and Information Security refresh their DC and DR locations.
•	One of India’s oldest MNC’s contracted with Sify for a comprehensive security assessment service at their DC and DR locations.
•	Two State Data Centers contracted for onsite Managed services.
•	Digital services signed up a dairy major, a storage major and an industrial additives player.
•	More than a quarter million online assessments were completed this quarter.
•	A global search major contracted with Sify to connect all their cloud nodes.
•	India’s premier geospatial agency signed for a Global MPLS network.
•	One of the country’s largest banks signed up for Internet and DDoS security services while an upcoming bank contracted with Sify to consolidate their vendor network.
•	Two Indian MNCs signed up for a Network Operations Center and Managed security services.
•	100G capacities were handed over to previously upgraded customers.
•	At close of quarter, Network Centric services had signed up 73 new clients.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	September	September	June
	2021	2020	2021

Revenue	6,986	5,899	6,451
Cost of Revenues	(4,201)	(3,647)	(3,906)
Selling, General and Administrative Expenses	(1,308)	(1,063)	(1,091)

EBITDA	1,477	1,189	1,454

Depreciation and Amortisation expense	(790)	(667)	(802)
Net Finance Expenses	(252)	(142)	(227)
Other Income (including exchange gain)	33	42	17
Other Expenses (including exchange loss)	(7)	(8)	(2)

Profit before tax	461	414	440
Current Tax	(205)	(164)	(118)
Deferred Tax	100	7	7
Profit for the period	356	257	329

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	356	257	329
Add:
Depreciation and Amortisation expense	790	667	802
Net Finance Expenses	252	142	227
Other Expenses (including exchange loss)	7	8	2
Income tax expense	205	164	118
Less:
Deferred Tax	(100)	(7)	(7)
Other Income (including exchange gain)	(33)	(42)	(17)

EBITDA	1,477	1,189	1,454

About Sify Technologies

Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of startups, incoming Enterprises and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2021, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media

Mr. Praveen Krishna	Lucia Domville	Nikhila Kesavan
Investor Relations & Public Relations	+1-646-824-2856	+91 9840124036
+91 44 22540777 (ext.2055)	Lucia.Domville@grayling.com	nikhila.kesavan@2020msl.com
praveen.krishna@sifycorp.com